EXHIBIT 4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ATI Technologies Inc.

We consent to the use of our reports dated September 30, 2004, with respect to the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2004 and 2003, and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2004, included in this annual report on Form 40-F.

//KPMG LLP//

Toronto, Canada
September 30, 2004